PROXY VOTING POLICY AND PROCEDURES
A. General Proxy Voting Policies
Pine Grove understands and appreciates the importance of ensuring that its procedures relating to proxy voting and investor consents are clearly described to clients and Investors. Pine Grove’s Form ADV Part 2A contains a summary of the procedures described herein. To the extent that Pine Grove has discretion to vote the proxies and consents of its Advisory Clients, Pine Grove will vote any such proxies or consents in the best interests of Advisory Clients and Investors (as applicable) and in accordance with the procedures outlined below (as applicable).

It should be specifically noted that Advisory Clients of Pine Grove primarily invest (directly or indirectly) in private investment funds (the “Portfolio Funds”). As such, it is expected that proxies and consent requests received by Pine Grove will deal with matters related to the operative terms and business details of such Portfolio Funds. Pine Grove is not responsible for, and these procedures are not applicable to, proxies received by the Portfolio Managers of the underlying Portfolio Funds in which the Funds invest (which relate to issuers in which such Portfolio Funds invest).

B. Proxy Voting Procedures

(1)
All proxies and requests for Investor consent sent to Advisory Clients that are actually received by Pine Grove (to vote on behalf of Advisory Clients) will be provided to the Head of Operational Due Diligence who will ensure that they are dealt with in accordance with internal procedures and forwarded to the Chief Compliance Officer.

(2)
The Chief Compliance Officer (or a third party service provider), in consultation with, and on behalf of the Chief Compliance Officer) will generally adhere to the following procedures (subject to limited exception in the sole discretion of Pine Grove):

(a)	A written record of each proxy and request for investor consent received by Pine Grove (on behalf of its Advisory Clients) will be kept in Pine Grove’s files;
(b)
(b) The Chief Compliance Officer (or a third party service provider, in consultation with, and on behalf of the Chief Compliance Officer) will determine which of Pine Grove’s Advisory Clients hold an interest in the Portfolio Fund to which the proxy or investor consent relates;

(c)
The Chief Compliance Officer (or a third party service provider, in consultation with, and on behalf of the Chief Compliance Officer) will call a meeting (which may be via email) of the Chief Compliance Officer, Chief Investment Officer and applicable members of Pine Grove’s investment team (collectively referred to as “Proxy Voting Committee”) and provide each member of the Proxy Voting Committee with:

(i)	a copy of the proxy or investor consent;
(ii)	a list of the Advisory Clients to which the proxy or Investor consent is relevant;
(iii)	the amount of votes, if applicable, controlled by each Advisory Client; and
(iv)	the deadline that such proxies or consents need to be completed and returned to the Portfolio Fund in question.
(d)
Prior to voting any proxies or consents, the Proxy Voting Committee will determine if there are any conflicts of interest related to the Portfolio Fund proxy or consent in question in accordance with the general guidelines in Section C below. If a conflict is identified, the Proxy Voting Committee will then make a determination (which may be in consultation with a third party service provider or outside legal counsel) as to whether the conflict is material or not.

(e)
If no material conflict is identified pursuant to these procedures, the Proxy Voting Committee will make a decision, which may be communicated through e-mail, on how to vote the proxy or consent in question in accordance with the guidelines set forth in Section D below. The Chief Investment Officer shall indicate his agreement to the Proxy Voting Committee decision by his signature upon any proxy, limited partner consent or similar documentation. The Chief Compliance Officer will deliver the proxy or consent in accordance with instructions related to such proxy or consent.

(f)
Although not presently intended to be used on a regular basis, Pine Grove is empowered to retain an independent third party to vote proxies in certain situations (including situations where a material conflict of interest is identified).

(g)	It should be noted that steps (a) through (f) above may be accomplished through the preparation and circulation of a summary memorandum outlining the proxy vote or investor consent in question.

C. Conflicts of Interest
(1)
Before voting any proxy or consent, the Proxy Voting Committee will evaluate whether there is a conflict of interest between Pine Grove and its Advisory Clients. This examination will include (but will not be limited to) an evaluation of whether Pine Grove (or any affiliate of Pine Grove) has any relationship with the Portfolio Fund (or the applicable Portfolio Manager or affiliate) to which the proxy or consent relates outside an investment in such Portfolio Fund by an Advisory Client of Pine Grove.

(2)
If a conflict is identified and deemed “material” by the Proxy Voting Committee, Pine Grove will determine whether voting in accordance with the proxy voting guidelines outlined in Section D below is in the best interests of affected Advisory Clients (which may include utilizing an independent third party to vote such proxies or consents).

(3)
With respect to material conflicts, Pine Grove will determine whether it is appropriate to disclose the conflict to affected Advisory Clients, and indirectly, Investors, and give Investors the opportunity to vote the proxies or consents in question themselves (except as noted in Section C(4) below).

(4)
If the Advisory Client is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the investment management agreement between Pine Grove and the ERISA Advisory Client reserves the right to vote proxies or to respond to Investor consents when Pine Grove has determined that a material conflict exists that does affect its best judgment as a fiduciary to the ERISA client, Pine Grove will:

(a)	Give the ERISA client the opportunity to vote the proxies or respond to the investor consent in question themselves; or
(b)	Follow any designated special proxy voting procedures related to voting proxies for ERISA Advisory Clients (if any).

D. Voting Guidelines
(1)
In the absence of specific voting guidelines mandated by a particular Advisory Client, Pine Grove will vote proxies and respond to Investor consent requests in the best interests of each Advisory Client (which theoretically could result in different voting results for the same Portfolio Fund). Although voting certain proxies or consents may be subject to the discretion of Pine Grove, Pine Grove is of the view that voting proxies or responding to investor consent requests in accordance with the following general guidelines is in the best interests of its Advisory Clients:

(a)	Pine Grove will generally vote in favor of normal corporate housekeeping proposals including, but not limited to, the following:
(a)	election of directors (where there are no related corporate governance issues);
(ii) selection or reappointment of auditors; or
(iii) increasing or reclassification of common stock.
(b)	Pine Grove will generally vote against proposals that:
(i) make it more difficult to replace members of the issuer’s board of directors or board of managers; and
(ii) introduce unequal voting rights (although there may be regulatory reasons that would make such a proposal favorable to certain clients of Pine Grove).

(c)
For proxies or consent requests addressing any other issues (which may include proposals related to fees paid to Portfolio Managers of underlying Portfolio Funds, redemption rights provided by underlying Portfolio Funds, investment objective modifications, etc.), Pine Grove shall determine (which may be based upon the advice of external lawyers or accountants) whether a proposal is in the best interest of affected Advisory Clients. In doing so, Pine Grove will evaluate a number of factors which may include (but are not limited to):

(i) the performance of the underlying Portfolio Fund in question; and
(ii) a comparison of the proposed changes in terms to customary terms in the industry.

E. Disclosure of Procedures
As noted above, a brief summary of these proxy voting procedures is included in Pine Grove’s Form ADV Part 2A and will be updated whenever these policies and procedures are updated. The Chief Compliance Officer will arrange for a copy of this summary to be sent to all existing Advisory Clients and Investors via delivery of the Form ADV Part 2A. Advisory Clients and Investors will also be provided with contact information as to how Advisory Clients and Investors can obtain information about: (a) the details of Pine Grove’s procedures (i.e., a copy of the procedures detailed herein); and (b) how Pine Grove has voted proxies or responded to consent requests that are relevant to the affected Advisory Clients or Investors.

F. Record-Keeping Requirements
The Chief Compliance Officer will be responsible for maintaining files relating to Pine Grove’s proxy voting procedures (which may be accomplished with the assistance of a third party service provider). Records will be maintained and preserved for five (5) years from the end of the fiscal year during which the last entry was made on a record, with records for the first two (2) years kept in the offices of Pine Grove. Records of the following will be included in the files:
(1)	Copies of those proxy voting policies and procedures, and any amendments thereto;
(2)
A copy of each proxy statement or requests for limited partner/shareholder consent that Pine Grove actually receives; provided, however that Pine Grove may rely on obtaining a copy of proxy statements from the SEC’s EDGAR system for those proxy statements that are so available;

(3)	A record of each vote that Pine Grove casts or consent that Pine Grove grants;
(4)	A copy of any document that Pine Grove created that was material to making a decision how to vote the proxies, or memorializes that decision (if any); and
(5)
A copy of each written request for information on how Pine Grove voted such client’s proxies or responded to such consent request and a copy of any written response to any request for information on how Pine Grove voted proxies on behalf of Advisory Clients.